FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 24, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

24| June | 2008

Press Release

MTS ANNOUNCES SUCCESSFUL 10 BILLION ROUBLE BOND PLACEMENT ON MICEX

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, today announced the terms for the placement of its first rouble bond. The 10 billion rouble bond will be due in 2018, with the notes carrying a coupon of 8.70%.

The bond issue was 1.7 times oversubscribed; foreign investors constituted one third of the total investor group.

The bond will be listed in the “V” quotation list on the Moscow Interbank Currency Exchange (MICEX).

The bond will have a two-year put option, with coupons being paid semiannually.  Funds raised through the placement will be used for general corporate purposes, including investments into further company growth and ongoing business development.

Vsevolod Rozanov, Vice President and CFO of MTS, commented, “The Board of Directors of MTS approved a strategy of increased presence on the company on Russian capital markets. This is the first rouble bond issued by MTS, and the results of the placement laud this strategy. The high level of investor interest and professionalism of bond arrangers allowed MTS’ bond to have one of the most effective coupon rates among non-governmental companies in Russia this year.”

The Lead Arrangers of the bond are Gazprombank, Raiffeisenbank and Troika Dialog.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 86.3 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: June 24, 2008